

New York Stock Exchange
11 Wall Street
New York, NY 10005

July 21, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of PERSHING SQUARE TONTINE HOLDINGS, LTD., under the Exchange Act of 1934:

- Units, each consisting of one share of Class A Common Stock and one-ninth of one Warrant to purchase one share of Class A Common Stock
- Class A Common Stock, par value $0.0001 per share
- Redeemable Warrants, exercisable for one share of Class A Common Stock for $23.00 per share

Sincerely,